(Summary English Translation)

June 19, 2008

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Masaki Mitsumura
President and Chief Executive Officer

Notice of Resolutions of the 23rd Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 23rd Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

1. Presentation of contents of business report and consolidated financial statements for the 23rd fiscal year (from April 1, 2007 through March 31, 2008) and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors

   We reported the contents of the above business report, consolidated financial statements and results of audit thereof.

2. Presentation of contents of financial statements for the 23rd fiscal year (from April 1, 2007 through March 31, 2008)

   We reported the contents of the above financial statements.

Matters resolved:

Agendum No. 1:	Appropriation of surplus
	Approved as proposed.
Agendum No. 2:	Partial Amendment to the Articles of Incorporation
	Approved as proposed.
Agendum No. 3:	Election of sixteen directors
	Approved as proposed.

File No. 82-34835

(Summary English Translation)

Annual Business Report for the 23rd Fiscal Period

April 1, 2007 through March 31, 2008

NTT URBAN DEVELOPMENT CORPORATION

FINANCIAL HIGHLIGHTS

Highlights of consolidated financial settlement are provided, together with consolidated business results for the FY2007 shown in the form of graphs.

TO OUR SHAREHOLDERS

Compliments of Masaki Mitsumura, the President and Chief Executive Officer of the Company, as well as the summary of FY2007, business environment, medium-term management plan 2010 and future prospects of the Company, are mentioned.

EFFORTS TOWARD THE ACHIEVEMENT OF MEDIUM-TERM MANAGEMENT PLAN 2010

A description of the business strategies pursued by the Company toward the achievement of a medium-term management plan is provided.

OUTLINE OF BUSINESS BY SECTOR

Results of operations for the FY2007 of each of the leasing business, residential property sales business and other business are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Balance Sheet as of March 31, 2008, Summary Consolidated Statement of Income for the year ended March 31, 2008 and Summary Consolidated Statement of Cash Flows for the year ended March 31, 2008 are provided.

COMMUNICATION WITH YOU

Methods of communication between the shareholders and the Company, such as the website, shareholders' conference and annual report of the Company, are introduced.

RECENT TOPICS

Detached Housing Business - "The Seasons Takatsuki"

A brief notice reporting that "The Seasons Takatsuki", the Company's first project in our detached housing business, was sold out is provided.

"Mecenat Award for Planning and Operation" awarded to Tokyo Opera City Cultural Foundation

A brief notice reporting that Tokyo Opera City Cultural Foundation, supported by five businesses including the Company, has received "Mecenat Award for Planning and Operation" is provided.

OUTLINE OF THE COMPANY AND STATUS OF SHARES (as of March 31, 2008)

Company Data

The name, location of the head office, date of incorporation, amount of equity capital, number of employees (consolidated) and the names of branches are mentioned.

Officers (as of June 19, 2008)

The names of 16 Directors and 4 Corporate Auditors are mentioned.

Status of Shares

The number of shares authorized to be issued, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios of such shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on which the shares of the Company are listed, and method of public notice are mentioned.

(English Translation)

June 20, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section) Code No. 8933)
Attn.: Masakazu Tsukamoto
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Annual Report Release for the Fiscal Year Ended March 31, 2008

We hereby announce that there were amendments in the Annual Report Release for the Fiscal Year Ended March 31, 2008, which was released on May 8, 2008. Amended sections are underlined.

1. Results of Operations

(1) Analysis of Results of Operations
(i) Leasing Business

Before Amendment	After Amendment
With respect to new buildings, ... which began construction in March, 2007 ...	With respect to new buildings, ... which began construction in April, 2007 ...

Before Amendment	After Amendment
NTT Cred Hakucho Building	NTT Cred Hakushima Building

(4) Risks of Business Operations, etc.
I. General Risks
(i) Risks Relating to Leasing Business

Before Amendment	After Amendment
65.1% of the consolidated operating revenues of the Company for the current consolidated accounting year ...	63.2% of the consolidated operating revenues of the Company for the current consolidated accounting year ...

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 23rd fiscal year (from April 1, 2007 through March 31, 2008) prepared in accordance with paragraph 1 of Article 24 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 20, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Brief history of the company
  3. Substance of business
  4. Related companies
  5. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. Operating revenues
  3. Material business issues to be dealt with
  4. Risks of business operations, etc.
  5. Contracts, etc. being material to operation of business
  6. Research and development activities
  7. Analysis of financial position and results of operations

III. Conditions of facilities
  1. Outline of capital expenditures, etc.
  2. Conditions of principal facilities
  3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.
  2. Acquisition, etc. of treasury stock
  3. Dividend policy
  4. Changes in share price
  5. Officers
  6. Corporate governance

V. Financial condition

1. Consolidated financial statements, etc.
2. Non-consolidated financial statements, etc.

VI. Outline of share handling matters

VII. Information for reference

1. Information of the parent company, etc.
2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The Annual Securities Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the newly-filed Annual Securities Report (for the 23rd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on June 20, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

END